

16021062

ATES
NGE COMMISSION
.C. 20549

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SEC Mail Processing Section
AUG 29 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/15 (MM/DD/YY) AND ENDING 6/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JCP SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19200 VON KARMAN AVE., SUITE 340
(No. and Street)

IRVINE (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN R. PERRY (949) 769-3323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, #170 Northridge, CA 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen R. Perry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JCP Securities, Inc., as of AUG. 1st, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CCO/FINOP

Title

T. Maleksaeidi

Notary Public



T. MALEKSAEIDI
Commission # 2115249
Notary Public - California
Orange County
My Comm. Expires Jun 13, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
JCP Securities Inc.

We have audited the accompanying statement of financial condition of JCP Securities Inc. as of June 30, 2016, and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of JCP Securities Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JCP Securities Inc. as of June 30, 2016 , and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of JCP Securities Inc.'s financial statements. The supplemental information is the responsibility of JCP Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 26, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

JCP Securities, Inc.
Statement of Financial Condition
June 30, 2016

Assets

Cash and cash equivalents		$ 477,267
Accounts receivable		137,899
Furniture and equipment, net of $42,138 accumulated depreciation		8,121
Prepaid expenses		1,200
Deposits		56,303
Total assets		$ 680,790

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses		$ 184,837
Liabilities subordinated to claims of general creditors		533,333
Total liabilities		718,170
Stockholders' Equity		
Common stock no par value, 1,000,000 shares authorized, 999 shares issued and outstanding	$ 67,500	
Additional paid-in capital	370,166	
Retained earnings	(475,046)	(37,380)
Total liabilities and stockholders' equity		$ 680,790

The accompanying notes are an integral part of these financial statements

JCP Securities, Inc.
Statement of Operations
For the Year Ended June 30, 2016

Revenues	
Consulting income	$ 2,046,417
Interest income	13
Other income	36,273
Total revenues	2,082,703
Expenses	
Consulting services	134,079
Depreciation	25,034
Dues and subscriptions	47,967
Employee compensation and benefits	1,387,564
Insurance	11,640
Interest expense	25,005
Occupancy and equipment rental	104,083
Professional fees	18,707
Travel and entertainment	40,804
Other operating expenses	83,760
Total expenses	1,878,643
Net income (loss) before income tax provision	204,060
Income tax provision - current	800
Income tax provision - deferred	-
Net income (loss)	$ 203,260

The accompanying notes are an integral part of these financial statements

JCP Securities, Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended June 30, 2016

	Amount
Balance at June 30, 2015	$508,333
Increase	25,000
Balance at June 30, 2016	$533,333

The accompanying notes are an integral part of these financial statements

JCP Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, June 30, 2015	$ 67,500	$ 300,166	$ (678,306)	$ (310,640)
Capital contribution		70,000		70,000
Net income			203,260	203,260
Balance, June 30, 2016	$ 67,500	$ 370,166	$ (475,046)	$ (37,380)

The accompanying notes are an integral part of these financial statements

JCP Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2016

Cash flows from operating activities:		
Net income		$ 203,260
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation		25,034
(Increase) decrease in:		
Accounts receivable	15,522	
Prepaid expenses	(1,200)	
Deposits	(58,113)	
(Decrease) increase in:		
Accounts payable and accrued expenses	168,406	
Total adjustments		124,615
Net cash provided by operating activities		352,909
Cash flows for investing activities:		-
Cash flows from financing activities:		
Liabilities subordinated to claims of general creditors		25,000
Issuance of common stock		
Capital Contribution		70,000
Cash flows from financing activities		95,000
Net increase in cash		447,909
Cash at beginning of year		29,358
Cash at end of year		$ 477,267

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest paid	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements

JCP Securities, Inc.
Notes to Financial Statements
June 30, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

JCP Securities, Inc. (the "Company") was incorporated in the State of California on March 11, 2005. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company was originally formed in the State of California under the name Stephen Perry and Associates, Inc.

The Company is an investment banking firm that specializes in the aerospace and defense industry with an emphasis on mergers and acquisitions advisory services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

JCP Securities, Inc.
Notes to Financial Statements
June 30, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Subchapter S Corporation tax status, therefore no federal income tax provision is provided. The State of California recognizes Subchapter S Corporations for state tax purposes. However, the state imposes a 1.5 % tax on the net income and a minimum Franchise Tax of $800, whichever is greater. For the year ended June 30, 2016, the state income tax provision totaled $800.

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation with a useful life of 5 to 7 years.

Depreciation expense for the year ended June 30, 2016 was $25,034.

JCP Securities, Inc.
Notes to Financial Statements
June 30, 2016

Note 4: RELATED PARTY TRANSACTIONS

The Company shares office personnel, furniture and equipment and office space with an affiliated company in which management has an ownership interest. The companies have an expense sharing agreement, whereby the affiliated company pays certain operating expenses and various equipment costs that benefit the Company. Additionally, the Company also has entered into a consulting agreement with its affiliate whereby the affiliate would prepare management consulting for the Company. The Company paid its affiliate a total of $55,000 for the period.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 5: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has certain non-cancellable leases which expires on November 30, 2021. The lease contains escalation provisions.

At June 30, 2016, the minimum annual payments are as follows:

Year Ending June 30,

2017	$	81,832
2018		131,291
2019		135,607
2020		139,924
2021		144,239
2022		61,689
Total	$	694,582

Contingencies

The Company does not have any contingencies and has not been named as a defendant in any lawsuit as of June 30, 2016, or during the year then ended.

Note 6: SUBORDINATED BORROWINGS

The borrowings under the subordination agreements at June 30, 2016, are $500,000 at 5% with a September 2, 2017 maturity date. The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The interest expense for the year ended June 30, 2016 was $25,000, balance of the liability including accrued interest at June 30, 2016 was $533,333.

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").
For the year ending June 30, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.
The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

JCP Securities, Inc.
Notes to Financial Statements
June 30, 2016

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2016, the Company had net capital of $292,399 which was $280,077 in excess of its required net capital of $12,322; and the Company's ratio of aggregate indebtedness ($184,837) to net capital was .63 to 1, which is less than the 15 to 1 maximum allowed.

JCP Securities, Inc.
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1
June 30, 2016

Computation of net capital

Stockholders' equity		$ (37,380)
Add: Subordinated liabilities		533,333
Total equity & allowable subordinated liability		495,953
Less: Non allowable assets		(203,523)
Net capital before haircuts		292,430
Less: Haircuts on securities		
Haircuts on money markets		(31)
Net capital		292,399
Computation of net capital requirements		
Minimum net capital requirements		
6-2/3% of net aggregate indebtedness	$ 12,322	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		12,322
Excess net capital		$ 280,077
Ratio of aggregate indebtedness to net capital	0.63	to 1
Total liabilities net of deferred income taxes payable and deferred income	$ 184,837	

Reconciliation of audited net capital to unaudited focus:

Net capital per unaudited schedule	$ 292,433
Adjustments:	
Haircut and undue concentration	(34)
Net capital per audited statements	$ 292,399

There is a difference of $34 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17 A-5 report date June 30, 2016.

The accompanying notes are an integral part of these financial statements

JCP Securities, Inc.
Notes to Financial Statements
June 30, 2016

Schedule II- Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2016

A computation of reserve requirements is not applicable to JCP Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

JCP Securities, Inc.
Notes to Financial Statements
June 30, 2016

Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2016

Information relating to possession or control requirements is not applicable to JCP Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

JCP Securities Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) JCP Securities Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which JCP Securities Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) JCP Securities Inc. stated that JCP Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. JCP Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JCP Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 26, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE



Assertions Regarding Exemption Provisions

We, as members of management of JCP Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended June 30, 2016.

JCP SECURITIES, INC.

By:



Stephen R. Perry, CEO, CCO, FINOP

8/2/16
(Date)

JCP Securities Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended June 30, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
JCP Securities Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016, which were agreed to by JCP Securities Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating JCP Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). JCP Securities Inc.'s management is responsible for JCP Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended June 30, 2016, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by JCP Securities Inc. supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 26, 2016

JCP Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2016

		Amount
Total assessment	$	5,116
SIPC-6 general assessment Payment made on January 8, 2016		(1,080)
SIPC-7 general assessment Payment made on July 22, 2016		(4,036)
Total assessment balance (overpayment carried forward)	$	-

JCP Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2016